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SEC Mail Processing Section

MAR 02 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOVDESK, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 S. Catalina, Suite# 305

(No. and Street)

Redondo Beach (City) California (State) 90277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Pereira (310) 373-2011

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA

(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd. Suite# 150 (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ○ Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Pereira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVDESK, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/28/17

Signature

Director

Title

Jaunlin Condron, See Attached.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 28th day of February 2017

By **LAWRENCE PEREIRA** who proved to me on the basis of satisfactory evidence to be the person who appeared before me.

YANLING CONDRON
Notary Public - California
Los Angeles County
Commission # 2096977
My Comm. Expires Jan 25, 2019

Yanling Condron, Notary Public

Type of Document: OATH OR AFFIRMATION

Date of Document: February 28, 2017

My commission expires: January 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Govdesk, LLC

We have audited the accompanying statement of financial condition of Govdesk, LLC as of December 31, 2016. This financial statement is the responsibility of Govdesk, LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Govdesk, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017

Govdesk LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	38,814
Due from clearing broker		15,925
Deposit at Clearing Organization		50,000
Securities, at fair value		1,680
Prepaid expenses and other assets		18,692
Furniture and equipment, net of $64,109 accumulated depreciation		13,499
Total Assets	$	138,610

Liabilities and Members' Equity		
Accounts payable	$	4,446
Payable to Clearing Broker		34,000
Commissions payable		37,059
Total Liabilities		75,505
Members' Equity		63,105
Total Liabilities and Members' Equity	$	138,610

See independent auditor's report and accompanying notes.

Govdesk LLC
Notes to the Financial Statements
December 31, 2016

1. Organization

Govdesk LLC (the "Company") was formed as a Limited Liability Company in California in September 1997, with a termination date of September 30, 2047.

The Company registered as a broker-dealer with the Securities and Exchange Commission in August, 1998, and is a member of the Financial Industry Regulatory Authority. The Company engages in the brokerage of United States government securities, corporate bonds, and private placement of securities and related advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment purchases greater than $500 are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives ranging from five to seven years. Total cost of furniture and equipment was $77,608. Accumulated depreciation was $64,109 and current depreciation expense amounts to $4,381.

Investment Banking Fees:
Investment banking revenues are earned from providing advisory services related to the private placement of securities. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determined.

Commission Revenue
Commissions are related to securities transactions and are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

3. Fair Market Measurements

The Fair Value Measurements Topic of the FASB accounting standards codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date
Level 2	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly
Level 3	Unobservable inputs for the asset or liability

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data, and therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the assets and liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2016:

	Fair Value	Fair Value Hierarchy
Assets:		
Common stock	$ 1,680	Level 3
Total Investments	$1,680	

Govdesk LLC
Notes to the Financial Statements
December 31, 2016

The following summarizes changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2016. The information reflects gains and losses for the full year for assets and liabilities categorized as Level 3 as of December 31, 2016:

	Level 3 Investment Funds
Balance - beginning of year	$ 11,912
Proceeds from sales of investments	0)
Net realized and unrealized gains on investments	(10,232)
Balance - end of year	$ 1,680

The valuation technique for Level 3 investment funds is to value them at their net asset value at December 31, 2016. Unobservable inputs for Level 3 investments relate to liquidity of the underlying fund investments.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 At December 31, 2016, the Company had net capital of $29,234 which was $24,200 in excess of its required net capital of $5,034.

5. Risk Concentration

Due to the nature of the merger and acquisition business, the company's investment banking fees during the period was primarily the result of a few customers. The company earned all of its investment banking fee revenue from one customer.

6. Related Parties

The Company is affiliated with Seagate Research and Consulting LLC ("Seagate Research"), Seagate Global Advisors LLC ("Seagate Global"), and SEAL Capital, Inc. ("SEAL"). A member of the Company is also a member of Seagate Research, Seagate Global, and SEAL.

Jeffery Matthews Financial is a broker-dealer and served as the Company's clearing broker where all customer transactions are cleared on a fully disclosed basis. At December 31, 2016 $15,925 is due from Jeffery Matthews. During 2016, clearance fees totaling $28,170 was paid to Jeffery Matthews.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.